Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2009

William J. Hemelt
Acting President, Chief Operating Officer, and Chief Financial Officer
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, AZ 85255

Re: Matrixx Initiatives, Inc.
       Form 10-K for the Fiscal Year Ended March 31, 2008
       Filed June 13, 2008, as amended on July 3, 2008
       Definitive Proxy Statement on Schedule 14A
       Filed July 7, 2008
       File No. 001-31404

Dear Mr. Hemelt:

       We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, as amended

Item 1. Business, page 4
Customers, page 7

   1. We note that Wal-Mart, Walgreens and CVS accounted for 23%, 13% and 12%, respectively, of your net sales in fiscal 2008. Therefore, it appears that your

business may be substantially dependent on the agreements you have with these parties. Please file the agreements with these parties as exhibits to your filing and describe the material terms of the agreements in the Business section, or, alternatively, please provide us with an analysis supporting your determination that your business is not substantially dependent on these agreements.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15
What are the elements of the Company's compensation program?, page 17

2. We note that Mr. Marini received in fiscal 2008 a base salary and quarterly sales commissions, which were paid if predetermined sales targets were met. Please revise your discussion to describe the predetermined sales targets and to indicate whether those targets were met.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Daniel Greenspan, Special Counsel, at (202) 551-3623 regarding the comments and related matters. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director